UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 33-31502

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LA-Z-BOY INCORPORATED
1284 North Telegraph Road
Monroe, Michigan 48162
Telephone (734) 242-1444

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

By La-Z-Boy Incorporated Plan Administrator

Date: June 20, 2007	/s/ Louis M. Riccio, Jr.

Louis M. Riccio, Jr.
Chief Financial Officer

La-Z-Boy Incorporated
Retirement Savings Plan
Index to Financial Statements and Supplemental Information	Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4

Notes to Financial Statements	5-10

Supplemental Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2006	11

Exhibits

Exhibit 23: Consent of Independent Registered Public Accounting Firm	12

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the La-Z-Boy Incorporated Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Toledo, Ohio
June 20, 2007

La-Z-Boy Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Benefits

	December 31,

	2006	2005

Assets
Investments, at fair value	$164,207,605	$163,332,932
Employer Contributions Receivable	76,012	205,830
Employee Contributions Receivable	194,263	214,407

Net assets available for benefits	$164,477,880	$163,753,169

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions

Investment income:
Interest	$7,462,576
Dividends	1,203,895
Net appreciation in fair value of investments	2,057,944

10,724,415
Contributions:
Employee deferrals	12,647,889
Employer match	5,038,763
Transfers from other qualified plans	381,812
Rollovers	489,507

18,557,971

Total additions	29,282,386

Deductions

Benefits paid to participants	22,958,052
Administrative expenses	60,883
Transfers to other qualified plans	5,538,740

Total deductions	28,557,675

Net increase	724,711

Net assets available for benefits:
Beginning of year	163,753,169

End of year	$164,477,880

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

La-Z-Boy Incorporated (the "Company") sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the "Board") appointed by the Board of Directors of the Company. The Investment Performance Review Committee oversees the investment options selected for the Plan.  Mercer Trust Company ("Mercer") serves as the trustee of the Plan, and Mercer HR Outsourcing is the record keeper for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participation

Employees who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants effective as of the next day they meet these requirements, with the exception of the Company’s ineligible subsidiaries.

Vesting

Participants are always fully vested in their own deferral accounts. Participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years.  Notwithstanding the foregoing schedule, a participant becomes 100% vested in the employer matching contributions upon attaining “normal retirement age” as defined by the Plan.

Contributions
Contributions to the Plan consist of the following:

a.

participants are permitted to make elective participant compensation deferral contributions in an amount up to ninety-nine percent of eligible compensation, not to exceed $15,000 in 2006 and $14,000 in 2005.  All employees who are eligible to make salary reductions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v).

1.	Description of the Plan (continued)

Contributions (continued)

b.

the Plan provides for employer matching contributions, with the exception of employees of the Sam Moore division, who are not eligible for an employer matching contribution.  Supplemental employer matching contributions based upon a number of factors including age, years of service, employee classification (factory hourly, factory supervisor, executive, salaried, office hourly) and division of the Company are provided for in the Plan.  Prior to August 1, 2006, most employer contributions were made to the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and money market investments, and remained in that fund until withdrawal from the Plan, or until a participant attained the age of fifty and elected to diversify their fund, as allowed by the Plan.  Effective August 1, 2006, the Company employer matching contributions were no longer made to the Company Stock Fund.  Instead participants are allowed to allocate the Company matching contribution just like their own contribution.  Further, though not required, it became permissible to diversify their current match holdings among any of the various funds available to plan participants.

	c.	any forfeiture restoration amounts for participants with breaks in service; and

d.

amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or “rollovers” from selected eligible individual retirement arrangements.

However, total individual participant contributions shall not exceed the lesser of:

	e.	ninety-nine percent of the eligible compensation of the participant during the plan year; or

	f.	the aggregate individual participant limitations set forth under Section 415 of the Internal Revenue Code ("IRC").

The forfeited, nonvested portion of a terminated participant’s account may be used to reduce the Company’s matching contribution. During 2006 and 2005, $158,264 and $87,504, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested.  During 2006 and 2005, forfeited nonvested balances in the amounts of $85,426 and $255,638 respectively, were used to offset the Company's matching contributions and $243,744 remains available to be offset against future matching contributions at December 31, 2006.

Voting Rights and Dividends

Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

1.	Description of the Plan (continued)

Voting Rights and Dividends (continued)

Each participant who has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock. Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid, and are treated as "benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits. If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund.

Plan Benefits

Participants having four years of service under the Plan or attaining “normal retirement age” as defined by the Plan are entitled to the full value of their accounts. The value of a participant’s account will be paid as soon as administratively feasible after the date on which he or she terminates or retires.

If a participant’s total vested account balance is $1,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. Participants are entitled to receive benefit payments in one or more of the following methods:

	(1)	Lump sum payment

	(2)	Payments over a period certain in monthly installments. The period over which such payment is to be made shall not extend beyond this earlier of the participant's life expectancy (or the life expectancy of the Participant and the Participant's designated Beneficiary) or the limited distribution period provided for in section 7.5(b).

	(3)	A participant who is an employee of La-Z-Boy Greensboro, Inc., formerly LADD Furniture, Inc., may also elect to receive benefits in the form of an annuity or partial distribution.

Death Benefits
 Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant’s account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

Disability Benefits

Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need

Upon application by the participant, the Board may direct distribution of such participant’s funds to alleviate extreme hardship. In no event shall the amount exceed 100% of the Participant’s Elective Account. The distribution shall be subject to personal income and excise taxes.

Participant Loans

Mercer may extend loans to participants and beneficiaries.  Participant and beneficiary loans may not be made for less than $1,000 or exceed the lesser of 50% of the participant’s account balance less any current outstanding loans.  The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence, for which the term may be up to 15 years.  Interest is charged on the loan at a rate equal to 1% above the “Prime Rate” quoted by The Wall Street Journal under the “Money Rates” section at the time the loan is granted.  At December 31, 2006, such loans had interest rates ranging from 4.53% to 9.25%.  As participant loans are repaid through payroll deduction, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions.

Transfers to Other Qualified Plans
During the 2006 plan year, the Company completed the sale of their American of Martinsville operating unit. As a result of this transaction, participant balances in the amount of $5,538,740 were transferred out of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Expenses of the Plan

Trustee fees are paid by the Plan. Investment management fees are paid by Plan participants based on participation in the various funds.  Loan fees are paid by the participants. All other Plan expenses, including administrative and professional fees, are paid by the Company.

Investments

Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year. Participant loans receivable are valued at cost which approximates fair value.

Net Appreciation and Depreciation of Investments

Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation.  Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year.  Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

Allocation of Assets

Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts each pay period, except for certain divisions which match on a less frequent schedule. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance. Trustee fees paid by the plan are allocated to participant accounts.

Newly Issued Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 ("SFAS No. 157"), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The company does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.

3.	Investment Options

The Plan provides participants with several mutual fund investment options as well as the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock. Effective August 1, 2006, the Company employer matching contributions were no longer made to the Company Stock Fund.  Instead participants are allowed to allocate the Company matching contribution just like their own contribution.  Further, though not required, it became permissible to diversify their current match holdings among any of the various funds available to plan participants.

Participant fund allocations are made in increments of one percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis.

4.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

	December 31,

	2006	2005

La-Z-Boy Incorporated common stock	$27,584,862	$36,527,816	*
JP Morgan Core Bond Fund	18,336,259	18,676,739
Putnam Money Market Fund	16,757,181	17,954,928
The George Putnam Fund of Boston	15,423,240	16,353,327
Van Kampen Growth Fund	14,079,540	13,687,686
Fidelity Investment Freedom Funds	13,857,681	8,008,862
Putnam S&P 500 Index Fund	13,644,707	12,445,016
Harbor Capital International Fund	11,695,640	7,513,238
Participant Loans	11,172,917	12,199,873

        * Includes both participant-directed and non-participant-directed investments

During 2006, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated by $2,057,944 as follows:

Mutual funds	$6,107,964
La-Z-Boy Incorporated common stock	(4,050,020)

$2,057,944

5.	Party-in-interest

Investments in the Company Stock Fund consist of 2,323,914 and 2,693,792 shares of La-Z-Boy Incorporated common stock at December 31, 2006 and 2005, respectively. Shares for this fund are purchased on the open market by Mercer or are issued by the Company at fair market value. At December 31, 2006, the Plan held certain investments in mutual funds managed by Mercer. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRC and ERISA.

6.	Tax Status of the Plan

The Plan obtained its latest determination letter on June 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.

8.	Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

La-Z-Boy Incorporated common stock, included in the Company Stock Fund, accounts for approximately 17% and 22% of the net assets available for benefits of the Plan at December 31, 2006 and 2005, respectively. Fluctuations in the price of La-Z-Boy Incorporated common stock may materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

9.

Plan Amendments

   On March 28, 2005, the Plan was amended so that the involuntary distribution of vested account balances of $5,000 or less was reduced to $1,000 or less.

   On August 1, 2006, the Plan was
   amended so that the employer matching contribution for a payroll period shall be 100% of that portion of the participant’s elective contribution that does not exceed 5% of the participant’s
   compensation for the payroll period. This percentage will be reduced to 4% in May, 2007.  This applies only to participants who are also eligible to participate in the La-Z-Boy Incorporated Employees’
   Profit Sharing Plan.

On August 1, 2006, the Plan was
   amended so that employer matching contributions shall no longer be invested in La-Z-Boy company stock. Further, the participants are no longer permitted to direct investment of any additional amounts into
   La-Z-Boy common stock and the participant may elect to diversify their La-Z-Boy common stock holdings into the other assets of funds made available in the Plan.  This applies to all participants in the plan.

10.

Subsequent Events

Effective April 28, 2007, the Company
 finalized the sale of Sam Moore, an operating unit of the Company.
 Accordingly, contributions to Sam Moore employees' participant accounts ceased as of April 16, 2007.  These employees are being treated as terminated and they have the opportunity to either leave their account balance in the plan or take it as a distribution.

La-Z-Boy Incorporated Retirement Savings Plan Plan Number 015 EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

   (b) Identity   of
(a) Issuer or Borrower

(c) Description of Investment

(d) Cost**

(e) Current Value

* La-Z-Boy Incorporated

2,323,914.242 shares

$

27,584,862

JPMorgan Core Bond Fund

1,733,105.801

18,336,259

Putnam Money Market Fund

16,757,181.263

16,757,181

George Putnam Fund of Boston

854,946.787

15,423,240

Van Kampen Growth Fund

541,937.640

14,079,540

Fidelity Investments Freedom Funds

1,026,509.618

13,857,681

Putnam S&P Index Fund

367,089.241

13,644,707

Harbor Capital International Fund

188,517.734

11,695,640

* Participant Loans

  Participant notes receivable,
interest ranging from 4.53% to 9.25%

11,172,917

T. Rowe Price Blue Chip Growth Fund

201,245.959

7,200,580

Putnam Equity Income Fund

346,514.267

6,109,047

Victory/Diversified Stock Fund

367,089.241

4,258,355

Lord Abbott Mid Cap Value Fund

182,011.982

4,077,068

Putnam Fiduciary Trust Company

n/a

10,528

$

164,207,605

* Mercer Trust Company,
La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.
All investments other than La-Z-Boy Stock and particpant loans are mutual funds.

**Cost
information for participant-directed investments has been omitted, as permitted by Section
520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under ERISA.

Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by
reference in the Registration Statement on Form S-8 (Nos. 333-03097) of La-Z-Boy
Incorporated of our report dated June 20, 2007 relating to the financial statements of the La-Z-Boy Incorporated Retirement Savings Plan, which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP

Toledo, Ohio

June 20, 2007